SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 24 November 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Director/PDMR Shareholding dated 16 November 2006
99.2	Director/PDMR Shareholding dated 17 November 2006
99.3	Director/PDMR Shareholding dated 20 November 2006
99.4	Director/PDMR Shareholding dated 23 November 2006
99.5	Director/PDMR Shareholding dated 23 November 2006

99.1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Richard Winter
Group Company Secretary

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Exercise and sale of shares under the InterContinental Hotels Group PLC
Executive Share Option Plan

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

181,506

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

9. Price per share or value of transaction

Shares sold at GBP10.586024 per share following exercise of option at option price of GBP4.38 per share

10. Date and place of transaction

15 November 2006, United Kingdom

11. Total holding and notifiable interests in shares following notification

824,330

12. Date issuer informed of transaction

15 November 2006

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for #
making notification>

Catherine Springett
Head of Secretariat

Date of notification

16 November 2006

________________________________________________________________________________

99.2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Peter Gowers
Chief Marketing Officer

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Exercise and sale of shares under the InterContinental Hotels Group PLC
Executive Share Option Plan

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

164,383

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

9. Price per share or value of transaction

Shares sold at GBP10.579118 per share following exercise of option at option price of GBP4.38 per share

10. Date and place of transaction

16 November 2006, United Kingdom

11. Total holding and notifiable interests in shares following notification

652,640

12. Date issuer informed of transaction

16 November 2006

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

17 November 2006

________________________________________________________________________________

99.3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified In accordance with both DR 3.1.4R(1)(a) and DR 3.1.4(R)
(1)(b)

3. Name of person discharging managerial responsibilities/director

Richard Solomons, Finance Director

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Exercise of Executive Share Options and subsequent sale of shares

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

239,726

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Negligible

9. Price per share or value of transaction

Shares sold at GBP10.5412 per share following exercise of option at option price of GBP4.38 per share

10. Date and place of transaction

17 November 2006, United Kingdom

11. Total holding and notifiable interests in shares following notification

1,008,625

12. Date issuer informed of transaction

17 November 2006

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

20 November 2006

_______________________________________________________________________________

99.4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

1. Name of the issuer

InterContinental Hotels Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

A transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Peter Gowers
Chief Marketing Officer

4. Indicate whether the notification is in respect of a holding of the person referred to in 3 above or in respect of a non-beneficial interest

Personal Interest

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 11 3/7 pence each

6. Nature of the transaction

Transfer of shares to Claire Gowers (spouse)

7. Number of shares, debentures or financial instruments relating to shares acquired and disposed

35,280

8. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

9. Price per share or value of transaction

Not applicable

10. Date and place of transaction

21 November 2006, United Kingdom

11. Total holding and notifiable interests in shares following notification

652,640

12. Date issuer informed of transaction

23 November 2006

13. Any additional information

Not applicable

14. Name of contact and telephone number for queries

Catherine Springett 01753 410242

Name and signature of duly authorised officer of issuer responsible for making notification

Catherine Springett
Head of Secretariat

Date of notification

23 November 2006

END

_______________________________________________________________________________

99.5

                       InterContinental Hotels Group PLC
       Technical Interest of Directors and Persons Discharging Managerial
                                 Responsibility
                   in Employee Share Ownership Trust (Jersey)

Date of Notification
23 November 2006

Following a release to participants under the Executive Share Option Plan.
InterContinental Hotels Group PLC confirms that the new total holding of the
InterContinental Hotels Group PLC Employee Share Ownership Trust (Jersey) as
detailed below:

Number of shares/amount of stock disposed -              720,212

Total holding in the Trust following this notification - 1,284,046 Ordinary shares

The following directors and persons discharging managerial responsibility, who are among the potential beneficiaries of the ESOT- Andrew Cosslett, Richard
Hartman, Stevan Porter, Richard Solomons, Tom Conophy, Peter Gowers, Tracy
Robbins and Richard Winter- are technically deemed to be interested in those shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	24 November 2006